Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class C ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class C ordinary share entitles the holder to exercise eight votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol NIO.

NIO Inc.

(A company controlled through weighted voting rights and
incorporated in the Cayman Islands with limited liability)

(Stock Code: 9866)

RECORD DATE FOR ANNUAL GENERAL

MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of NIO Inc. (the “Company”) announces that the record date for determining the eligibility of the holders of our Class A ordinary shares and Class C ordinary shares, par value US$0.00025 per share (the “Ordinary Shares”), to attend and vote at our forthcoming annual general meeting of shareholders (the “AGM”), which will consist of a full shareholders’ meeting where all shareholders may vote as a single class will be as of close of business on Friday, May 24, 2024 (Hong Kong time) (the “Ordinary Shares Record Date”). In order to be eligible to attend, and vote at, the AGM, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, May 24, 2024 (Hong Kong time); and with respect to ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Thursday, May 23, 2024, Cayman Islands time. All persons who are registered holders of the ordinary shares on the Ordinary Shares Record Date will be entitled to attend and vote at the AGM.

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Holders of American depositary shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depositary of the ADSs (the “Depositary”), and representing our Class A ordinary shares, as of close of business on Friday, May 24, 2024 (U.S. Eastern Time) (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”), will be able to instruct the Depositary as to how to vote the Class A ordinary shares represented by such ADSs at the AGM. Upon the timely receipt of a properly completed ADS voting instruction card, the Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the amount of Class A ordinary shares represented by the ADSs in accordance with the instructions set forth in the ADS voting instruction card. Please be aware that, due to the time difference between Hong Kong and New York, if a holder of ADSs cancels his/her/its ADSs in exchange for Class A ordinary shares on Friday, May 24, 2024 (U.S. Eastern Time), such holder of ADSs will not be able to instruct the Depositary as to how to vote the Class A ordinary shares represented by the cancelled ADSs as described above, and will also not be a holder of those Class A ordinary shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to vote at the AGM, if applicable.

Holders of Class A ordinary shares which are held through (either directly or through depository agents) securities accounts maintained with The Central Depository (Pte) Limited (“CDP”) (Singapore) may be appointed as CDP’s proxy to attend and cast votes at the AGM, or provide instructions as to voting, or abstentions from voting to CDP. Further information relating to the foregoing will be set out in the notice of the AGM to be announced by the Company on the website of the Singapore Exchange Securities Trading Limited in due course.

Details including the date and location of our AGM will be set out in our notice of AGM to be issued and provided to holders of our ordinary shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
NIO Inc.
Bin Li
Founder, Chairman and Chief Executive Officer

Hong Kong, May 9, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Bin Li as the chairman, Mr. Lihong Qin, Mr. Eddy Georges Skaf and Mr. Nicholas Paul Collins as the directors, and Mr. Hai Wu, Mr. Denny Ting Bun Lee, Ms. Yu Long and Mr. Yonggang Wen as the independent directors.

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